Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI AIMS FOR RECORD QUARTER AS UNDERGROUND RAMP-UP CONTINUES

Kibali gold mine, DRC, 25 July 2018 – Gold production at the Kibali mine in the Democratic Republic of Congo is rising steadily on the back of the optimisation of its automated underground operation, and it is on track to beat its guidance of 730 000 ounces for this year, Randgold Resources chief executive Mark Bristow said today. The record results expected for the second quarter were achieved without a single lost-time injury.

Speaking at a media visit to the mine, Bristow said that, following the example of Randgold’s Loulo underground mines, Kibali had successfully transitioned from contract mining to owner mining earlier this month. As at Loulo, the move is expected to deliver significant cost and efficiency benefits, while accelerating the transfer of skills to the mine’s Congolese workforce.

“Kibali hosts one of the world’s largest underground gold mines and the aim of owner mining is to give us complete control over the day-to-day operations, with everyone focused on the same goal and compliance with the mining plan. We’re confident that we’ll achieve the same results here as we did at Loulo, but we’ve tweaked that model a little to take into account the lessons we learned there as well as Kibali’s specific circumstances. We’ve also brought in personnel who were involved in the Loulo transition to support Kibali’s Congolese workforce with the transition,” he said.

“Another advantage of owner mining is that it has allowed us to introduce ‘Africa First’ technology at Kibali, notably in the automation of the underground materials handling system. We continue to look at other technologies which could assist us in the optimal development of this great asset.”

A further major milestone is being passed with the current commissioning of Azambi, Kibali’s third and last hydropower station and its only remaining significant capital project. Azambi is expected to start delivering power into the grid within the next month.

“It’s worth noting that Azambi has been built by an all-Congolese team of contractors, which is a further example of Randgold’s commitment to upskilling not only its own employees but also its host country business partners. During the past quarter alone we have spent $43.8 million with local contractors and suppliers, and over the course of the mine’s development, they have received the bulk of our $2.4 billion in-country investment. This has obviously had a direct positive impact on the Congolese economy,” he said.

Randgold also contributes to the local economy through its investment in community projects, including the development of a range of agribusinesses.

Despite the issues around the DRC’s new mining code, Randgold continues to advance its exploration work on a number of new targets, but Bristow cautioned that in its current form the code could deter future investment in the sector. The recently established mining industry association is still engaging with the government about the implementation of the code.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386 Graham Shuttleworth Randgold financial director +44 779 771 1338	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040 Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.